BRF S.A.

A Publicy Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

In compliance with article 157, paragraph 4, of Law No 6.404, December 15, 1976, as amended, and pursuant to Brazilian Securities Exchange Commission Instruction (“CVM”) No. 358 of March 01, 2012, as amended, BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS – “Company”) announces to its shareholders and to the market in general that, in complement to the disclosure made under the material fact of September 03, 2014, the Company executed, on the date hereof, with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis, the sale agreement of its dairy division, which includes (a) the properties of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), 3 de Maio I (RS), 3 de Maio II (RS) and Santa Rosa (RS), and (b) the respective assets and trademarks (“Batavo”, “Elegé”, “Cotochés”, “Santa Rosa” e “DoBon”) dedicated to this division (“Transaction”).

The value of the Transaction on this date is set at the amount in US dollars equivalent to R$1.8 billion (US$697,755,553.0), without constituting a hedge, subject to customary adjustments for working capital and net debt.

The consummation of the Transaction is subject to the implementation of conditions precedent and regulatory approvals (including CADE) applicable to transactions of this nature.

The Company will continue to provide BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, CVM, SEC, NYSE and its shareholders and the market in general new information, under the legislation in force.

São Paulo, December 05, 2014

Augusto Ribeiro Júnior
Chief Financial and Investors Relations Officer